Exhibit 99.1

Sentage Holdings Inc. Announces Pricing of Initial Public Offering

Shanghai, China, July 8, 2021 – Sentage Holdings Inc. (the “Company”), a financial service provider that offers a comprehensive range of financial services across consumer loan repayment and collection management, loan recommendation, and prepaid payment network services in China, today announced the pricing of its initial public offering (“Offering”) of 4,000,000 ordinary shares at a public offering price of US$5.00 per ordinary share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on July 9, 2021 under the ticker symbol “SNTG”.

The Company expects to receive aggregate gross proceeds of US$20.0 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 600,000 ordinary shares at the public offering price, less underwriting discounts. The Offering is expected to close on or about July 13, 2021, subject to the satisfaction of customary closing conditions.

Proceeds from the Offering will be used for acquisitions of business entities and operations that are similar to the Company’s, general business operations, business fund for loan recommendation business, business fund for prepaid payment network services, and business fund for consumer loan repayment and collection management services.

The Offering is being conducted on a firm commitment basis. Network 1 Financial Securities, Inc. is acting as the representative of the underwriters for the Offering. Hunter Taubman Fischer & Li LLC is acting as counsel to the Company, and Loeb & Loeb LLP is acting as counsel to Network 1 Financial Securities, Inc. in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (“SEC”) (File Number: 333-254558) and was declared effective by the SEC on July 8, 2021. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the prospectus relating to the Offering may be obtained from Network 1 Financial Securities, Inc. by email at kmu@netw1.com, by calling +1 (800)-886-7007, or by standard mail to Network 1 Financial Securities, Inc. 2 Bridge Avenue, Suite 241, Red Bank, NJ 07701. In addition, copies of the prospectus relating to the Offering may be obtained via the SEC's website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Sentage Holdings Inc.

Sentage Holdings Inc., headquartered in Shanghai, China, is a financial service provider that offers a comprehensive range of financial services across consumer loan repayment and collection management, loan recommendation, and prepaid payment network services in China. Leveraging the Company’s deep understanding of its client base, strategic partner relationships, and proprietary valuation models and technologies, the Company is committed to working with its clients to understand their financial needs and challenges and offering customized services to help them meet their respective objectives. For more information, visit the company’s website at ir.sentageholdings.com.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company’s registration statement.

For more information, please contact:

Sentage Holdings Inc.

Investor Relations Department

Email: ir@sentageholdings.com

Ascent Investors Relations LLC

Tina Xiao

President

Phone: 917-609-0333

Email: tina.xiao@ascent-ir.com

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